EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME OF CORPORATION	Jurisdiction of incorporation or organization	% of Voting Securities Held at December 31, 2006(a)

Kronos Canada, Inc.	Canada	100
Kronos International, Inc.	Delaware	100
Kronos Titan GmbH	Germany	100
Unterstützungskasse Kronos Titan-GmbH	Germany	100
Kronos World Services S.A./N.V.	Belgium	100
Kronos Chemie-GmbH	Germany	100
Société Industrielle du Titane, S.A.	France	99
Kronos Limited	United Kingdom	100
Kronos Denmark ApS	Denmark	100
Kronos Europe S.A./N.V.	Belgium	100
Kronos B.V.	Holland	100
Kronos Norge A/S	Norway	100
Kronos Titan A/S	Norway	100
Titania A/S	Norway	100
The Jossingfjord Manufacturing Company A/S	Norway	100
Kronos Louisiana, Inc.	Delaware	100
Kronos (US) Inc.	Delaware	100
Louisiana Pigment Company, L.P.	Delaware	50

(a) Held by the Registrant or the indicated subsidiary of the Registrant